Exhibit(a)(5)(F)

FOR IMMEDIATE RELEASE
For more information, contact:

Contact:
Karen Haus
Market Street Partners
for Actuate
650.645.3555
IR@actuate.com

Actuate Corporation Amends Tender Offer

To Repurchase $60 Million of Stock

San Mateo, California, November 24, 2008 — Actuate Corporation (NASDAQ: ACTU), the leader in delivering Rich Internet Applications Without Limitstm, announced that, due to current stock market conditions, it has amended the prices per share at which the company will purchase up to a maximum of $60 million worth of its common stock for cash. In this amended offer to purchase, Actuate is now offering to repurchase its shares at a price per share not less than $2.20 and not greater than $2.60. Previously, the company was offering to repurchase its shares at a price per share not less than $3.15 and not greater than $3.40. In addition, Actuate has amended the timeframes for the conditions of the offer, including the new baseline date for any declines in the company’s stock price or in various stock indices. Furthermore, the tender offer is now scheduled to expire at 12:00 midnight New York City time on December 8, 2008 instead of December 5, 2008 as originally scheduled, unless further extended by the company.

Actuate is still conducting the tender offer through a procedure commonly referred to as a “modified Dutch auction” tender offer. This procedure allows a shareholder to select the price within (and including) the new per share price range (not less than $2.20 and not greater than $2.60) at which the shareholder is willing to sell shares to Actuate. Alternatively, this procedure allows a shareholder to sell all or a portion of their shares to Actuate at the purchase price to be determined by Actuate in accordance with the terms of the tender offer. Choosing the latter alternative could result in receipt of a price per share as low as $2.20.

“Given the recent decline in the broad market equity indices, we are lowering the range of our tender offer,” said Pete Cittadini, president and CEO of Actuate. “Actuate’s Board of Directors continues to believe that proceeding with a formal tender offer is the most efficient way to return value to our shareholders while ensuring that we remain well-capitalized to support future investment opportunities.”

•	If you have already tendered your shares, your current tender is no longer valid. If you wish to re-tender such shares in accordance with the amended and supplemented terms and conditions, including the new per share price range, you must submit a new tender of your shares in accordance with the instructions described in Section 3 of the Offer to Purchase, as amended and supplemented, prior to the Expiration Date.

•	If you do not take any action regarding shares you have already tendered, your shares will not be accepted and will be returned to you.

This press release is for informational purposes only, and is not an offer to purchase or the solicitation of an offer to sell any shares of Actuate Corporation common stock. The solicitation of offers to purchase shares of Actuate Corporation common stock will be made only pursuant to the tender offer documents, including the Supplement to the Offer to Purchase and the related Amended Letter of Transmittal that Actuate intends to distribute to holders of its common stock and file with the Securities and Exchange Commission (“SEC”) today.

HOLDERS OF COMMON STOCK ARE URGED TO READ THE TENDER OFFER STATEMENT (INCLUDING THE OFFER TO PURCHASE, THE SUPPLEMENT TO THE OFFER TO PURCHASE, THE AMENDED LETTER OF TRANSMITTAL AND RELATED TENDER OFFER DOCUMENTS) WHEN IT BECOMES AVAILABLE AND ANY OTHER DOCUMENTS FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ON THE STOCK TENDER OFFER AS AMENDED.

Holders of common stock will be able to obtain these documents as they become available free of charge at the SEC’s website at www.sec.gov, or at the SEC’s public reference room located at 100 F Street, N.E., Washington, DC 20549. Please call the SEC at (800) SEC-0330 for further information about the public reference room. In addition, holders of common stock may also request copies of the Tender Offer Statement and any amendments thereto, the Offer to Purchase, the Supplement to the Offer to Purchase, the related Amended Letter of Transmittal and other filed tender offer documents free of charge by contacting D.F. King & Co., Inc., the Information Agent, by telephone at (800) 676-7437 (toll-free), or in writing to D.F. King & Co., Inc., 48 Wall Street, 22nd Floor, New York, NY 10005, Attention: Thomas A. Long.

Actuate Corporation

Actuate Corporation is dedicated to increasing the richness, interactivity and effectiveness of enterprise data, for everyone, everywhere. Actuate delivers the next generation RIA-ready information platform for both customer and employee-facing applications. The Actuate platform boasts unmatched scalability, high-performance, reliability and security. Its proven RIA capabilities and highly collaborative development architecture are backed by the world’s largest open source information application developer community, grounded in BIRT, the Eclipse Foundation’s only top level Business Intelligence and reporting project.

Global 9000 organizations use Actuate to roll out RIA-enabled customer loyalty and Performance Management applications that improve customer satisfaction and employee productivity. The company has over 4,200 customers globally in a diverse range of business areas including financial services and the public sector, many of which have a long history of deploying Actuate-based solutions for dozens, or even hundreds of their mission-critical applications.

Founded in 1993, Actuate has headquarters in San Mateo, California, with offices worldwide. Actuate is listed on NASDAQ under the symbol ACTU. For more information on Actuate, visit the company’s web site at www.actuate.com.

Forward-Looking Statements

This press release contains forward-looking statements, including, among others, statements regarding Actuate’s proposed stock tender offer, including the anticipated commencement date of the offer, the expected number of shares Actuate expects to repurchase in the offer, the price range within which it will repurchase such shares and the expected expiration date of the offer. Actual results may differ materially from those expressed in the forward-looking statements due to a number of factors, including delays in effecting the tender, a significant decline in the price of Actuate’s common stock, unanticipated cash requirements and prolonged adverse conditions in the U.S. economy and Actuate’s industry. More information about potential factors that could affect Actuate is included in our filings with the SEC.

Copyright ®2008 Actuate Corporation. All rights reserved. Actuate and the Actuate logo are registered trademarks of Actuate Corporation and/or its affiliates in the U.S. and certain other countries. All other brands, names or trademarks mentioned may be trademarks of their respective owners.

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